DSIL Investment Services LLC

Statement of Financial Condition

December 31, 2020

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DSIL Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Maiden Lane Suite 1302
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carole M. Laible 212 217-1058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

4 Times Square 151 West 42nd Street, 19th floor (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Carole M. Laible, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DSIL Investment Services LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Notary Public State of Florida
Donna Cortes
My Commission GG 241580
Expires 07/25/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statement:

  Statement of Financial Condition   2

  Notes to Statement of Financial Condition   3 - 4



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of DSIL Investment Services LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of DSIL Investment Services LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2006.

New York, New York
February 23, 2021

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

DSIL Investment Services LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Assets:		
Cash	$	260,168
Commissions receivable		844
Due from Parent		24,855
Other assets		21,829
Total assets	$	307,696

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	48,969
Total liabilities		48,969
Member's equity		258,727
Total liabilities and member's equity	$	307,696

See Notes to Statement of Financial Condition.

DSIL Investment Services LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business

Nature of Business: DSIL Investment Services LLC (the "Company") is a wholly owned subsidiary of Domini Impact Investments LLC (the "Parent"), a registered investment adviser under the Investment Advisers Act of 1940. The Company is a broker-dealer that acts as the principal underwriter and distributor for mutual funds sponsored by the Parent.

The Company is currently exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") based on paragraph (k)(1) of the rule. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2.   Significant Accounting Policies

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: Cash represents bank demand deposits.

Income Taxes: The Company is a single-member limited liability company whose parent is a multi-member limited liability company classified as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return and, therefore, no provision for income taxes is required. FASB Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions.

Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Accounts Receivable - Credit Losses: The Company follows the provisions of Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326) ("ASU 2016-13"). Under ASU 2016-13, management's estimates of current expected credit losses (CECL) are recognized immediately, in contrast to the prior model where losses were recognized only as they were incurred. For the year ended December 31, 2020, the Company did not hold any financial instruments which required management to estimate current expected credit losses (CECL).

Note 3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had a net capital of $211,199, which was $186,199 in excess of its required net capital of $25,000. The Company had aggregate indebtedness at December 31, 2020 of $48,969. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1 at December 31, 2020.

Note 4.   Agreement With Parent

Pursuant to a Management Agreement with the Parent, the Parent has agreed to pay the Company's expenses, net of income, including but not limited to professional fees, registration and regulatory fees, occupancy, general and administrative costs, and salaries and related costs. Operating expenses of the Company are primarily allocated to it from the Parent.

Note 5.   Concentration of Credit Risk

The Company maintains substantially all of its cash with one financial institution, which at year-end exceeds federally insured limits. It is the opinion of management that solvency of the financial institution is not a concern at this time.

Note 6.   Risks and Uncertainties

COVID-19 Global Pandemic: COVID-19, to date, has not materially impacted the Company's day-to-day operations. However, continuing uncertainty with respect to global economic activity may negatively impact the Company's revenue opportunities.

Note 7.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.